Exhibit 99.1

Hepsiburada Regains Compliance with Nasdaq Minimum Bid Price Requirement

ISTANBUL, February 1, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announced today that on January 31, 2023 it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5450(a)(1). For the prior 10 consecutive business days, the closing bid price of the Company‘s American depositary shares (“ADSs”), each representing one Class B ordinary share of the Company, had been at US$1.00 per ADS or greater. Nasdaq indicated within the letter that this matter is now closed.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting approximately 50 million members with over 145 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and over 94,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 38,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com